October 24, 2007

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4561

Attn:	Michael McTiernan Dan Gordon Jessica Barberich
    Re:
    Internet Brands, Inc.
    Registration Statement on Form S-1
    File No. 333-144750
    Initially filed on July 20, 2007
    Amendment No. 1 filed on August 29, 2007
    Amendment No. 2 filed on September 25, 2007
    Amendment No. 3 filed on October 24, 2007

Ladies and Gentlemen:

        On behalf of Internet Brands, Inc. (the "Company"), we submit this letter concurrently with the filing of Amendment No. 3 to the above-referenced registration statement (the "Registration Statement"), originally filed with the U.S. Securities and Exchange Commission on Form S-1 (File No. 333-144750) on July 20, 2007, and amended on August 29, 2007 and September 25, 2007 (the Registration Statement concurrently filed herewith, "Amendment No. 3").

        The Company supplementally advises the Staff that, in a subsequent amendment to the Registration Statement, it intends to disclose a price range of $5.50 to $6.50 per share of Class A common stock, which, after giving effect to a 1-for-2 reverse stock split ratio, yields a price range of $11.00 to $13.00 per share of Class A common stock.

Item 15.    Recent Sales of Unregistered Securities, page II-2 (August 17, 2007 Comment Letter)

57.
Please provide us with a detailed analysis of your reliance on the exemption provided by Rule 701 in issuing the shares of restricted common stock and stock options. In particular, please note how you met the requirements of Rule 701(d) and 701(e).

  RESPONSE TO COMMENT 57:

        In its response letter dated August 29, 2007, the Company advised that the option grants described in Items 8-10 on page II-3 of Amendment No. 1 were transactions eligible for exemption under Rule 701. The Company supplementally advises that, of the 7,039,511 options granted under the 1998 Stock Plan and aggregated in Item 8 on page II-3 of Amendment No. 3, 383,226 options granted to Lisa Morita, the Company's Chief Operating Officer, on February 22, 2007 involve offers and sales exempt from registration under Section 4(2).

        Please direct your questions or comments regarding this response letter to the undersigned at (213) 683-9144. Thank you for your assistance.

Respectfully submitted,
/s/ MARK H. KIM Mark H. Kim
cc:
Robert N. Brisco, Internet Brands, Inc.
B. Lynn Walsh, Internet Brands, Inc.
Alexander Emil Hansen, Internet Brands, Inc.
Blake Warner, Thomas Weisel Partners LLC
Erik Zech, Thomas Weisel Partners LLC
Mark Farrell, Thomas Weisel Partners LLC
David Liu, Jefferies & Company, Inc.
Paul Clausing, Jefferies & Company, Inc.
Kelly Hwang, Jefferies & Company, Inc.
Alan Denenberg, Davis Polk & Wardwell